Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001- 32650)

Preliminary Transcript
Thomson StreetEventssm ▶ ▶ ▶
Conference Call Transcript
ICE — ICE Provides Additional Information on Proposed CBOT Merger
Event Date/Time: Mar. 26. 2007 / 8:30AM ET
PRESENTATION
Operator
Good morning, ladies and gentlemen and welcome to the conference call hosted by Intercontinental Exchange to discuss the progress and its proposed combination with the Chicago Board of Trade. I would now like to turn the presentation over to your host for today’s call, Ms. Kelly Loeffler, Vice President of Investor Relations and Corporate Communications. Please proceed.
Kelly Loeffler
Good morning. To obtain a copy of today’s press release and presentation regarding ICE’s proposal to merge with the Chicago Board of Trade, please visit the investor resources section of our Web site at BICE.com. Our call and presentation will be archived and available for replay. Before we begin, please be aware that our comments may contain forward-looking statements. These statements represent our current judgment and are subject to various risks, assumptions, and uncertainties as outlined in the company’s filings with SEC. Actual results may differ materially from those that are expressed or anticipated in any forward-looking statements. Following our prepared remarks, we will be glad to take questions from the audience on the telephone. Given the short time we have before the market opens, I would ask that you limit yourself to one question and one follow-up. Also, we are not going to be able to answer any questions about or comment on the status of discussions with CBOT. I will now turn the call over to Jeff Sprecher, ICE’s Chairman and Chief Executive Officer.

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
Jeff Sprecher
Good morning and thank you for joining us. We appreciate your interest in learning more about the superior proposal we submitted to the Chicago Board of Trade’s Board of Directors on March 15. Much has been said about our company, ICE, over the past week, some of which has been extremely misleading and disingenuous. To ensure these statements are corrected, we have a desire and duty to set the record straight. The ICE proposal is strong and carefully-considered. It offers greater near-term and longer-term participation in the value of CBOT shares. It empowers shareholders and members to have a voice in their destiny and that of an important exchange, who’s 160-year existence is threatened and it ensures innovation and competition continue to serve as growth drivers in our exciting industry for years to come. We believe once you know the facts about ICE and learn more about our proposal, you’ll understand why ICE has become a global leader in just seven years. Just six weeks ago, we were on a similar call with our shareholders discussing our industry-leading earnings results for the fourth quarter of 2006, which resulted in ICE being the best-performing stock during 2006 in any sector across all market caps. Today, we are busy pursuing a number of opportunities to bring continued growth, shareholder value, and performance for our customers. This transaction will help advance these goals and offers benefits to the members and shareholders of the Chicago Board of Trade in a way that no other merger partner can. We recognize the sophistication of our respective shareholders and members. Having acquired three exchange businesses in my time at ICE, I believe I know the community well. You deserve straight talk, accurate information, and a right to evaluation that reflects the reality of the business today. We have complete confidence in our offer and the capabilities of our global business, and at no time in this process do we wish to take up your time with incomplete or inaccurate data, misinformation, or speeches that claim to educate you about your business. More importantly, we have put a superior offer before you. So I’ll cut to the chase. The topics that I’m here to address this morning are the strength of our company, our technology, our capabilities, and our proposed merger synergies. Before I address those issues, I would like to clarify a few key points. First, we would like to begin a dialogue with CBOT members as soon as possible. We deferred the meeting originally scheduled for last week as a result of CBOT’s willingness to begin discussions with us. We look forward to meeting with you at the appropriate time, as we are extremely proud of the diverse and unparalleled business we’ve created and we’re eager to share our plans with you. Another important point we would like to discuss with CBOT members is their CBOE exercise rights. We continue to have reason to believe that the CBOT members are materially disadvantaged with regard to the CBOE exercise rights under the current CME-CBOT merger agreement. This belief is rooted not only in the fact that the CME has specifically challenged the rights of the CBOT as a result of the proposed transaction, but the structure of the CME transaction would affectively dissolve CBOT as an entity. In contrast, ICE is willing to employ a structure where this would not be the case. This valuable right should not be overlooked by members. In addition, I would like to offer a gentle reminder about why ICE is aware of the investigation by the department of justice. ICE was singled out in the DOJ investigation as an example of an exchange that was able to compete against an entrenched player, the NYMEX, using innovation. We appreciation this recognition although we disagree with the conclusion CME draws from it. We have fully cooperated with the DOJ and we fully appreciate the DOJ has every right to gather full and complete information before it arrives at any decision. With respect to the timing of our offer, it was due in part to make shareholders and members aware of a superior offer prior to the originally-scheduled April 4 vote. In shareholder and members were able to approve the vote in advance of the DOJ’s decision, they would have lost their ability to have a say in the outcome. Finally, I would like to remind shareholders of the CBOT that our proposal contemplates the possibility of including a substantial cash component and we’ll continue to listen to members and shareholders in this regard. As many of you know, our NYBOT transaction, which was recently concluded, included meaningful cash consideration. Now, let’s talk about our capabilities to successfully execute on our proposal to merge this CBOT and ICE in a landmark transaction. We have many strengths we can leverage in building the CBOT of the future. The foundation of this is the range of contracts covering the fastest-growing, most global and relevant products in the derivative section, from ages and energy, from foreign exchange and energy rates, and demand for more access to these products globally. The opportunity to leverage our global futures in OTC marketplace for innovating the markets for corn and sugar alongside gasoline, ethanol, and crude oil at this point in history represents a ground-breaking opportunity. We are in the pole position at the dawn of an era where agricultural products are considered in the context of energy markets and we believe that this is just one way in which our business brings a powerful growth driver to the CBOT. I would like to put in perspective the growth engine at ICE through a very powerful statistic. Since 2005 ICE has grown its business an average of 100% year over year on a monthly basis. Quite simply, this sustained level of growth demonstrates not only our ability to execute consistently, but to scale and manage a growing business. No other exchange has come close to this track record of growth and it speaks to ICE’s ability to outperform larger, better capitalized but less aggressive and less innovative businesses. A third fact I would like to highlight is significant upside that our transaction represents. Upside not just from a better proposal and better growth prospects, but from better potential from price appreciation versus a better priced stock of a much slower-growing company. While we run the company with a focus on execution, we would note that ICE shares currently trade at a discount to the sector, despite our faster growth rate and higher operating margins relative to our peers. This recent disconnect in valuation allows new shareholders to fully participate more in the growth that lies ahead in our business. I’m eager to move on to discuss ICE’s technology, because it’s at the heart of our business, perhaps more so than any other derivatives exchange. You see, we don’t judge technology by how much a company can spend or based on the head count of its IT department. We are strictly performance driven and that’s what our customers demand. Only performance can keep you and us competitive and here are the facts about our clear leadership. ICE is one of the only commodity exchanges in North America to have written its own matching engine, and in 2005 ICE’s engineers rewrote its proprietary matching engine. Contrast this to competitors who maintain 20-year-old matching technologies purchased from previous partners. This is both inefficient and costly to maintain. ICE is the only major commodity exchange in North America to offer futures and over the counter markets electronically executed on the same streams. ICE has the patents and history to further its expansion into other OTC markets.

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
No other leading derivative exchange come close to ICE’s OTC trading capabilities. In fact, in the fourth quarter of 2006; 44% of ICE’s revenue was from the execution of trades in the over the counter markets. In other commodity exchange in the United States had OTC execution revenue of any significance. In terms of distribution, in other exchange has distributed more broadly an ICE’s trading platform. That’s because there is no broader network than the internet. For exchanges with a desire to have a global business, only the internet provides international reach. In 2006, nearly half of ICE’s revenues came from outside the United States. No other U.S. derivatives exchange can make that claim, and we largely have our adoption of leading edge technology that supports internet-based applications to thank. Interestingly, ICE has utilized high performance, low-cost, off the shelf hardware in its vast technology infrastructure longer than any major commodity exchange in North America. One should not make the mistake of assigning technology sophistication to an exchange based on its longevity or its spending habits. Our competitors have only recently begun to moving to commodity hardware and therefore have little experience in developing scale and effective architectures around these systems. Some traders listening today who are new to ICE may wonder what the ICE platform can offer them. We’ve designed to it make sure that we have every possible advantage when you’re in the markets. One example is our spread implication engine. We offer multigenerational spreads that derive and match trades throughout the curve rather than cutting off spreads at just two generations. And our round-trip execution times are on par or below our major competitors at approximately 30 milliseconds. All of this performance comes with significantly less bandwidth requirements than those imposed by other exchanges. This level of sophistication and performance is pervasive throughout our platform and it’s all been developed to provide more trading opportunities for our customers. Finally, we’re not intimidated by large numbers, except when they relate to needless expenditure. It’s not necessary in this day and age to spend $1 billion to develop a state of the art trading platform, and we’ve proven it’s not necessary to have hundreds of developers on the payroll. As a leading developer of trading technologies, we are extremely proud of our specialized team that has brought far more innovations in trading technologies than other exchanges in recent year and we’ve done it with leaner and more productive staff. Today, ICE employs approximately 100 developers and engineers recruited from exchange and technology firms around the world. This lean and mean approach allows us to scale faster and achieve better technology improvements than other exchanges at a fraction of the cost. We believe our shareholders appreciate this highly-efficient approach to spending their money. Let me give you an example to the point I just made. In 2005, ICE saw transactions grow by a factor of 100 and improved its performance by 95% measured by round-trip times. This compares to another major exchange who’s transactions grew by a factor of 30 and only improved performance by 80% at the same time. This means we are achieving higher gains of performance amid much faster growth at less expense. Based on new software that we’ll be putting into production in the second quarter, we expect that our technology will significantly outperform all or major derivatives platforms by the end of the first half of this year and that our round-trip times will now be in the single digits of milliseconds. We also estimate that in a very short time frame, a matter of a few months, our high performance trading platform will be able to handle the CBOT’s diverse interest rating and commodity markets. As our detractors will point out, we are smaller and younger, but that makes our achievements all the more significantly. We’re nimble and we’re table to evolve quickly and we are busy capitalizing on opportunities that big guys miss. And there are a lot of them. Now let me move on to clearing. I’d like to begin by sharing a story that demonstrates how ICE, perhaps more than any other exchange, truly understands the value and the potential of clearing. We have uniquely demonstrated integrated futures and OTC execution in clearing capabilities. When we started ICE, I visited every major derivative’s exchange in North America. Yes, all the names you’re thinking of. I went to visit the top management to see if we could hook ICE’s OTC execution platform to their clearinghouses. I believe that by adding clearing to the over the counter market, participants in the market would have better market access regardless of size or bilateral credit lines. I saw the value of the clearing house as a central counterparty with a global community surrounding it could provide. This vision was not shared by any clearinghouse in the United States in the year 2000 as one exchange after another told me they were not interested, that this idea would not work, they say it’s never been done, which is something that rings familiar to the objections to our proposal to our proposal that we hear today. Eventually we went to London and acquiring a U.K.-based futures exchange went our business was refused by those in the United States. It was only after tremendous and highly profitable successes with electronic executions and clearing of OTC energy contract that is other exchanges started to build plans around OTC clearing. Today, they still exist and only has plans for many of them, with execution of these plans yet to play out. However, ICE created the concept of OTC clearing in the commodities market and today it’s a key part of our growth strategy. The fact that the OTC markets are larger than futures markets is not lost on us. We’re clearly a leader in this regard and we intend to remain an innovator in our markets and soon additional markets outside of our core commodities business. As many of you know, today we do not have a large clearinghouse, but what we do have is the ability to innovate, to scale, and to do it quickly. So what does scale me? With regard to clearing, relying on trading volume as a metric is not the way to measure clearing capacity. It comes down to the number of transactions that have to be cleared. So we likely to have to scale our systems by a factor of 13 to 15 times. This scale factor is highly achievable. Over the last two years, we’ve scaled our technology capacity amid rapid growth by a factor of 100 times. Let me repeat, 100 times capacity increase, and we’ve done this while providing significant improvements in the performance of our technology relative to the improvements of our competitors, who have much slower growing businesses. These facts and this level of performance demonstrate capabilities that we have to bring CBOT onboard quickly, while executing our growth strategies for new products and additional OTC markets. ICE has managed a business with the highest growth rate in the industry for two years. We’ve introduced new, innovative products and services. We’ve delivered on our promises and exceeded expectations in most cases. The fastest-growing exchange were held to higher standards than others in our sectors and we embrace this high standard as it only makes our business better. Clearly, technology is at the core of our business, it’s what’s given us on entree into a growing range of markets, and these are challenges that we thrive on. And we will meet these challenges on our terms and on our customer’s terms, and not on terms combined by competitors in accordance with how they run their businesses. Our clearing strategy is well defined. It’s rock solid, it will offer a global, not

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
just a North American perspective. Importantly, we are offering the ability for the CFTC community and CME community to get more into products and services and recognize there are unmet needs around products and clearing and these opportunities can help FCMs grow their businesses. Today, this almost does not exist. As you see, there is one dominant clearinghouse in North America. Many of us are here because there’s been room to compete and I believe there is value derived from competition that can’t be quantified in any kind of margining statistics. The value of competition accrues to all participants in the industry. In terms of scale, the requirements we are aware of are highly achievable. Importantly, based on publicly-available information, it appears that the current clearing agreement that the CBOT has in place extends through January 2009. We believe strongly that we could have required scale in place for clearing within the next six months and we would be more than willing to accept CBOT’s clearing business at that time. Let me say the numbers presented to you about our business are highly flawed, with the intent of instilling fear in the place of a better offer to shareholders. Our clearing arrangement would offer similar capital efficiencies in the market than exists today, approximately $1.3 billion in savings to the industry. Through our NYBOT integration, we’ve demonstrated our ability to move quickly and seamlessly to bring new technology and scale to a business following just six weeks of ownership. I would like to remind you, we brought technology to exchange that had none. We hooked to a clearinghouse, to a clearing community. We brought in new users and only did this in a manner of weeks. We immediately set volume records after we introduced our trading and clearing technology. Again , we achieved all of this in just six weeks compared to the nine-month time frame it traditionally takes it. It’s unprecedented and gives us a basis that we can achieve an equally fast and seamless transition. Finally; I want to touch on the synergy estimates that we’ve set forth in our proposal. Our synergies are real and they’re quantity final and we believe that accurate synergies should be accurately disclosed. We look forward to confirming our view on these at the right time. In the meantime, because only ICE has a view into how its operations are managed, let me share the facts. Our synergy estimates are highly realistic and achievable. In fact, our expense surgeries are less aggressive than the CME’s proposal. we are willing to define our expected revenue synergies in contrast to the competing proposal where synergies are not being shared. If successful, ICE will be merging our four exchange businesses, two of which are North American futures exchanges. This alone affords a fuller range of synergy opportunities. Excluding savings referenced by the CME by consolidation of the CBOT trading floors, ICE believes a comparable amount of the CME estimated $106 million in expense savings would be available through a combination of ICE and CBOT. Our bottom-up estimate of available expense savings is $100 million. An estimated savings of $90 million is a result of moving clearing prosecute CME and that’s based on a 2009 run rate at an 84% initial incremental margin. Therefore, reflecting anticipated related expenses. Capital expenditures and operating expenses to enable us to scale our business have already been included in the defined synergies. We again reiterate that one should not equate spending with sophistication or system capacity. In accordance with Moore’s law, ICE has harnessed an emerging, high-power technology in a way that brings far more performance than investing in the maintenance of old technology. Our revenue synergies are also quite realistic, including growing the precious metals future’s complex and OTC products as well as execution of an OTC strategy in fixed income markets and from synergies in bringing energy together with agricultural products. These combination benefits are achievable within 18 months of closing. In previous acquisitions, ICE has relayed credible estimates of savings and achieved those estimates on announced time line. Lastly, the CME incorrectly referenced ICE’s surgeries at 48% of expenses rather than the 28.5% of expense, which is clearly achievable based on the analysis we set out. This calculation appropriately sets aside this clearing synergies from the CBOT expense base with some cells for ICE our revenue surgeries. I would like to close by saying that we remain extremely enthusiastic about our core energy and agricultural commodity business. Ours continues to be the fastest-growing business in the derivative sector today. Our commitment to our core business is unwavering and we have a number of exciting initiatives that we hope to be announcing shortly. As many of our lime shareholders know, we have a strong and enviable business on a stand-alone basis, but we are also opportunistic and aggressive. We believe as members and shareholders of the CBOT you will appreciate these particular qualities in a management team and in the dedicated staff that drives ICE forward on a daily basis around the globe. Most of all, I want to reiterate our commitment to building ICE’s business for the benefit of shareholders. ICE employees are shareholders and they take tremendous pride in what we are achieving. I see it in their results and in their steadfast commitment to growing our business. We won’t be swayed by the words of other. We are only focused on our customers and on our shareholder’s needs and requirements. And with that I would like to take your questions.
Operator
[OPERATOR INSTRUCTIONS] Our first question is coming from Chris donut from SandlerO’Neil.
Unidentified
Thank for taking my call. One quick question. With the announcement today about the two new coadvisers, can you tell us what their role will be?
Jeff Sprecher
Sure. They’re going to help advise us on the transaction — proposed transaction, and I think it’s significant that these are two of the largest FCMs or clearing members, if you will, in the global derivatives business. In fact, UBS is number one.

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
Unidentified
Right.
Jeff Sprecher
There’s been a lot said by others about savings that could inure from ICE’s products and proposal. I believe there is tremendous support in the industry to create a strong, large competitive clearing organization that uses techniques and governance that would be very, very valuable to the community.
Unidentified
Can we say this is also an indicator of something like what the future’s industry association?
Jeff Sprecher
I don’t want to speak for the FIA. The FIA has not made a public announcement about our proposal. They’ve only, at this point, made a public announcement about the competing proposal, which they have concerns and objections over. I do believe personally that there is very, very strong support for saving the CBOT and building a very strong competitive, foil, if you will in the exchange sector to continue to drive growth and innovation.
Unidentified
Okay. So UBS, this is like their, so to speak, endorsement?
Jeff Sprecher
Well, I think — these companies have gotten behind this proposal and it’s gone all the way through their organization in terms of getting those approvals to make sure that they felt comfortable attaching their name to our deal.
Unidentified
Okay. Thanks very much.
Jeff Sprecher
Thank you.
Operator
Thank you. Our next question is coming from Josh Carter from Goldman Sachs.
Unidentified
Hi, Jeff. Thanks.
Jeff Sprecher
Good morning.
Unidentified
Good morning. Why don’t you just chat a little bit more about clearing. You talked about the way you come up with your estimates for 2009, I think it was $90 million, which you said was an 84% incremental margin, and I think from the presentation that implies about $17 million of expenses. It’d be interesting if you could just talk a little bit more about the nature of those expenses, how you would think about CapEx, is this people, is it technology, is it both, and what gives you confidence that 84% is the right incremental margin?
Jeff Sprecher
Sure. As you’re aware, we are suggesting that we have about a $17 million annual expense built into that number, which we believe is a significant number and I would also point your attention to slide 12 that we have in the deck to give you some sense of what ICE intends to do in terms of building a clearing footprint. We’re not that far off. We believe that the NYBOT clearinghouse currently has capacity to handle about 1.2 million transactions per day. And the CBOT, we believe, is clearing about 800,000 transactions a day. That being said, we, separate and distinct from the CBOT transaction, we believe there is a real opportunity in clearing and we want to have a global footprint for clearing and we are building capacity into the New York clearing corporation as we speak. Many of the costs for doing that are costs that you’ve already seen in the context of costs that we’ve suggested as part of our original NYBOT acquisition. So we don’t believe the cost of scaling that system is particularly high. And I believe that an 84% operating margin placed on future clearing revenues is extremely conservative in terms of running a clearing business.

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
Unidentified
And the revenue growth rate that I think you’re assuming, is it 12.5%; is that right for the clearing? That could be where you’re conservative as well, potentially?
Jeff Sprecher
It could well be. Hopefully — you’ve covered us for a while and you have a sense on how we try to put together our numbers and our sense is that we have a lot of credibility with you and other colleagues on the street and we’ve earned that credibility, I hope, and we want to continue to deliver on it, which means we should not over promise.
Unidentified
Right. That makes sense. You made a comment that I wanted to see if you could just flush out a little bit about clearing synergy and you mentioned the $1.3 billion. Were you referring to what CME and CBOT had talked about being the synergies, or was that a synergy in terms of capital efficiencies that you are associating with the — with your proposed transaction?
Jeff Sprecher
That is essentially — there’s been a lot of talk about how much money the FCM community, which is not the traders and not the managers of exchanges, but it’s the clearers that post money at clearinghouses, how much money they would save, if you will, with the various alternatives that are being proposed. And what I’m suggesting is that we think that the design that we’ve laid out here would save about $1.3 billion of posted capital by the FCMs in ICE’s clearinghouse as a result of net margining and other technique that is we would use. So we don’t believe, in other words, moving clearing out of the current clearinghouse into our proposal is financially that disadvantageous to the FCM community. And I think it’s further evidenced by the fact that the largest FCM, the guy that has the most money on deposits has gotten behind our proposal.
Unidentified
That was helpful. Thank you. Maybe just finally, obviously you’ve done a phenomenal job on the OTC side of the business, especially in energy. Do you see that the interest rate businesses or the treasury businesses or more broadly fixed income businesses will have different challenges that what you’ve had in energy for the OTC, or what gives you the confidence, I guess, that you will be able to continue to exploit that in the CBOT businesses?
Jeff Sprecher
Sure. I think that the CBOT tried getting into this space, I believe, in the past and it was not successful. But ICE’s technology and the patents that we’ve applied for ourself or license from others have allowed us to really build a technology that we think will work in the interest rate complex and the over the counter market. We have very good relationship with major dealers. We have kind of intimate knowledge of the way they make money and our sense is that’s been an underexploited opportunity. I think we could bring clearing to that OTC market using ICE’s technology for execution and I private hope is that we could be quite successful in penetrating that business. I also think that we really do like the precious metals complex that the CBOT has built and there are also OTC opportunities around the metal’s complex that are similar. Those two, we think, would play very well together.
Unidentified
That’s great. Thank you very much.
Operator
Thank you. Our next question is coming from Edward from Fox-Pitt Kelton.
Unidentified
Good morning guys.
Jeff Sprecher
Morning.
Unidentified
In the past, CME and CBOT have not really competed against the full breadth of their products. Do you foresee if you were combined for CBOT, that that would be more likely, the division between long-term and short-term interest rate futures?
Jeff Sprecher
Yes. I think we look for an opportunities that others business and I think we would try to exploit relationships, technology, innovation, anything we could to get more business. So yeah, I think in an electronic world, there’s an opportunity if well-positioned to go after incumbent exchanges

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
and you’re very familiar with the fact that we listed a derivative of NYMEX’s WTI contract and that’s been a very successful way of moving into an incumbent space. That kind of innovation, I think we can continue to exploit. If you look at the ICE proposal with the Board of Trade and sort of then lay next to it the CME’s product suite, including their hosting of NYMEX, you end up with very similar asset categories and I think you’d see certainly ICE and NYMEX are looking at the same opportunity sets and I think you’d see ICE managing — helping to manage the Board of Trade and CME having lost out in the proposed merger being very competitive with one another. And I think that’s what our industry is excited about, because that will drive new products, new innovation, and new areas for people to trade.
Unidentified
Thank you.
Operator
Thank you. Our next question is coming from Mike Vinciquerra.
Unidentified
Good morning, Jeff. It’s Mike Vinciquerra.
Jeff Sprecher
Hi, Mike.
Unidentified
You’ve put together your proposal without really getting behind the scenes and look at the books inside out. Where do you see potentially the greatest potential variance from what you’ve been able to garner from the publicly available documents once you get in there in the next couple of weeks and dig in?
Jeff Sprecher
I can’t go into the sec half of your question, but let me just elaborate on your preamble, which is the thing that is we’ve been able to find is in publicly available documents, and they’re sort of big, chunky, obvious synergies. So it’s why I’m sitting here today saying we’re very confident of those synergies and believe they are conservative. I can’t talk about the back half of your question. If you can cut me some slack.
Unidentified
Sure. Secondly, can you just remind us again when you talk about the trading floor between the NYBOT and CBOT, the combination, I assume, would end up shifting from New York to Chicago to one trading floor, is that the plan?
Jeff Sprecher
We haven’t announced the plan yet and we’ve made commitments to our colleagues in New York on the maintenance of trading floors and we’ve suggested that we would adopt the commitments that are in the CME’s current proposal with respect to the CBOT’s trading floors and we make good on our commitment so I don’t want to put anything more out there other than that.
Unidentified
Can I interrupt then that according to your current synergy estimates, you’re not presuming the closure of a floor and your initial estimates for expense synergies?
Jeff Sprecher
I don’t want to get into the details, other than I do think that we do — I think what some people may be missing and criticizing our synergies is that we really do operate four businesses. Two futures exchanges, an OTC business, and then we would have the CBOT and there would be a lot of synergy in operating those globally in terms of the way we staff, the way we buy network capable and everything else that goes into running a global derivative’s exchange these days. Let me just leave it at that. I think there — at the appropriate time, if available, we’ll get deeper into synergies.
Unidentified
Okay. Thanks very much, Jeff.
Operator
Thank you. Our next question is coming from Scott Applebee from Deutsche Bank.

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Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
Unidentified
Hey, Jeff.
Jeff Sprecher
Good morning.
Unidentified
Quick question on due diligence. Is there — I assume from the Board of Trade press release last week that you were able to begin due diligence. Am I incorrect there, have you been able to — now it sounds as if you haven’t actually had the opportunity to get inside the company. Can you just explain that?
Jeff Sprecher
Scott, unfortunately, this is one of those where I can’t say anything, and I hope you’ll appreciate that. We’ll deal with it at some appropriate time.
Unidentified
Sure thing. The other thing is, as luck would have it, I just happened to be in Chicago last week for other meetings and I actually went to the CME presentation to the Board of Trade members and one of the things that was seemingly evident at the end of the meeting and certainly from the members’ comments that the CME would be their preferred partner, but not at these levels. So I guess I’m trying to figure out, what do you think you need to do apart from providing evidence that your bid is truly better than what’s being presented by the CME, but what else do you need to do to overcome years and years of biasness for wanting to be with the CME, and two, the obvious cultural advantages that they have?
Jeff Sprecher
Well, first of all, I think it’s taken without a — taken as a given that you’ve got to be the superior proposal. They are both CBOT members and CBOT shareholders, public company shareholders, who have a right to be offered a superior proposal. And we believe our proposal, the currently proposal on the table is vastly superior, frankly. Secondly, we are looking forward to our own opportunity of talking to the members at an appropriate time and really giving them a straight scoop so that they can make an informed decision. I think information is key. That’s why we are putting information out in some great detail in the form of the call area materials that — the deck that’s attached to this presentation. We’ll see, but ultimately — I hate to keep harping on it, but we’ve done these kind of transactions before and we understand the give and take and the ebb and flow and I really do think that we understand the needs of traders and shareholders and hopefully that ultimately that kind of thing will prevail.
Unidentified
Okay. Thanks, Jeff.
Jeff Sprecher
Thank you.
Operator
Thank you. Our next question is coming from David from Turner.
Unidentified
Thanks for the additional detail on the synergies. My question has been asked already and answered.
Jeff Sprecher
Okay. Thank you, David.
Operator
[OPERATOR INSTRUCTIONS] Our next question is coming from Casey Ambrich from millennium.
Unidentified
The one question I have, how much confidence should we have in some of your clearing assumptions when we’re still yet to get all the details on the NYBOT clearing strategy?
Jeff Sprecher
You can take a look at all of the ancillary things that are going on around us, which is we’re building out the New York clearing corporation, we’re well along in building it out. We’ve already substantially scaled it, just from owning the business for a matter of weeks. We want to be a

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
major player in global clearing and that was going on well in advance of our announced proposal here. And I think you can also look at the fact that people like UBS and is in the process of combining that with Calyon and Morgan Stanley have come on to help us with not only our proposal for the Board of Trade, but very much in terms of helping us with a road map towards global clearing. In terms of exactly what we do with our energy business, which is what you’re referring to, I’ve stated before that we’ll make any announcements that we have to make at the appropriate time, but we feel comfortable that we’re going to continue to deliver on what we promised in our NYBOT merger proposal.
Unidentified
Okay. Then one follow-up, and you can choose to answer this how you want, but I you guys coming in a little bit lighter than consensus for the quarter, the low $0.70. The one reason I bring up the estimates, if the ICE stock were to fall by $10, it doesn’t look like it would be a premium bid anymore. How would you address that?
Jeff Sprecher
If ICE stock rallies by $10, it would become a very premium bid. I believe it accurately reflects the market, I believe in free markets and as I said in my prepared remarks, we’re already trading at a significant discount to other exchanges notwithstanding that we’re the fastest-growing exchange. While I am not in any way suggesting your number is correct, if that were the number, hypothetically, it would still have represented one of the fastest-growing derivative changes in the space.
Unidentified
Sure, I agree. Okay. Thanks very much.
Jeff Sprecher
Sure.
Operator
Thank you. Our final question is coming from Jonathan from Wachovia Capital.
Unidentified
Yes, good morning.
Jeff Sprecher
Good morning.
Unidentified
Just curious if you had spoken directly with the CBOT in regards to the preservation of those rights, or is solely you think the competing offer is the control issue there is basically how that plays out? Have you spoken to them directly about the preservation of those existing rights?
Jeff Sprecher
I can’t talk about conversations I’m having and I’m sure you understand that that’s appropriate. Let me just say that we are aware that the CBOT and the CBOE have differing views of rights and a lot of litigation going on around its shareholders and members, so the situation is incredibly complicated right now. Our point is that we think that we can preserve the CBOT’s structure as it is right now so that as a minimum, we don’t make anything any worse. I think the CBOT members who we’re talking to about our proposal who have been very intimately involved in the history of the creation of the CBOE have a very knowledgeable and informed view of what their position is and what they believe the eventually eventual outcome will be and we think we can preserve the views they have right now with respect to the structure of the CBOT.
Unidentified
Understood. Okay, thank you. I appreciate your answer.
Jeff Sprecher
Sure.
Operator
Thank you. Now I would like to turn the floor back over to management for any closing remarks.

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
Jeff Sprecher
Well, thank you very much. We appreciate on short notice the opportunity to get more information into your hands. We want to continue to be open and transparent with you, our shareholders, with you, our Wall Street analyst, and with the potential shareholders from the CBOT. We’ll continue as we can to provide information to you, so thank you very much for your attention today.
Operator
Thank you. This concludes today’s ICE conference call. You may now disconnect.

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Forward-Looking Statements — Certain statements in this transcript may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this transcript. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this transcript.
Important Merger Information
In connection with the proposed transaction, and assuming the merger proposal is accepted by CBOT, ICE intends to file relevant materials with the SEC, including a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL SUCH OTHER RELEVANT MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

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Preliminary Transcript
Mar. 26. 2007 / 8:30AM ET, ICE — ICE Provides Additional Information on Proposed CBOT Merger
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
ICE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ICE’s executive officers and directors in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2006 annual meeting of stockholders, dated April 3, 2006. Additional information about the interests of potential participants will be included in the prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

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